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                                                                 EXHIBIT(A)(11)

FOR IMMEDIATE RELEASE                                        September 26, 1996

                          SEARS COMPLETES ACQUISITION
                       OF ORCHARD SUPPLY HARDWARE STORES

  HOFFMAN ESTATES, ILL.--Sears, Roebuck and Co. today announced that it has completed the acquisition of all outstanding shares of Orchard Supply Hardware Stores Corporation common stock pursuant to the Merger Agreement dated August 14, 1996.

  On September 19, 1996, Sears and Orchard announced that a Sears subsidiary had accepted for payment approximately 8,705,203 shares, representing 98.67% of Orchard's outstanding stock at $35.00 per share. The Sears subsidiary was merged into Orchard on September 26, 1996, with all untendered, non-dissenting Orchard shares being converted into the right to receive $35.00 per share in cash.

  Orchard Supply Hardware Stores Corporation, through its 61 hardware superstores in California, specializes in serving the needs of the "fix-it" homeowner focused on repair and maintenance projects.

  Sears, Roebuck and Co. [NYSE: S] owns and operates more than 2,300 department and specialty stores in the U.S., including HomeLife furniture, Sears Hardware, and automotive parts and tire outlets.